UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated November 14, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: November 14, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	November 14, 2014

Consolidated Net Revenue grows to Rs.60,564 crores

Consolidated PAT stood at Rs.3,291 crores

Mumbai, November 14, 2014

Consolidated Financial Results for the Quarter and Half Year ended September 30, 2014

Tata Motors today reported consolidated revenues (net of excise) of Rs.60,564 crores for the quarter ended September 30, 2014, a growth of 6.5% over Rs.56,867crores for the corresponding quarter last year, despite continuing weak operating environment in the standalone business which was more than offset by, increase in wholesale volumes, richer product mix and market mix at Jaguar Land Rover (JLR). The Consolidated Profit before tax for the quarter was Rs.5,671 crores, a growth of 19.2% over Rs.4,756 crores for the corresponding quarter last year. The Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the quarter was Rs.3,291 crores, a de-growth of 7.1% over Rs.3,542 crores for the corresponding quarter last year.

The consolidated revenue (net of excise) for the Half Year ended September 30, 2014, was Rs.1,25,247 crores posting a growth of 20.8% over Rs.1,03,664crores for the corresponding period last year. The Consolidated Profit before tax for the half year ended September 30, 2014 was Rs.13,199 crores, a growth of 71.7% over Rs.7,689 crores for the corresponding period last year. The Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the half year ended September 30, 2014 was Rs.8,689 crores, a growth of 64.9% over Rs.5,268 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Half Year ended September 30, 2014

In the MHICV truck segment, better economic sentiment & firm freight rates led to replacement demand which supported the Company growth of 14.1% Y-o-Y which is a sharp reversal of the performance over the last 10 quarters. New launches in the Prima LX and Ultra range as well as other product enhancements provides a strong foundation for the future growth. However, the subdued infrastructure and manufacturing activities, high interest rate regime continued to impact the operations during the quarter. SCV segments continue to be impacted by constrained financing & low LTVs.

In Passenger vehicles, the Company launched ZEST, the All-new Stylish Compact Sedan, with a very strong and encouraging response from the customers, resulting demand exceeding the supply. The Company is in the process of ramping up the production. Zest is the first all-new vehicle in the Horizonext journey with commitment to bringing disruptive innovation to this segment of car-buyers.

The sales (including exports) of commercial and passenger vehicles for the quarter ended September 30, 2014, stood at 1,27,220 units, a decline of 15.7%, as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended September 30, 2014 stood at Rs.8,750 crores, as compared to Rs.8,868 crores for the corresponding quarter last year. Loss before and after tax for the quarter ended September 30, 2014 was Rs.1,107 crores and Rs.1,846 crores, respectively, against Rs.984 crores and Rs.804 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for the half year ended September 30, 2014, stood at Rs.16,454 crores as compared to Rs.17,973 crores in the corresponding period last year. Loss before and after tax for half year ended September 30, 2014 was Rs.714 crores and Rs.1,452 crores, respectively, against the Rs.230 crores and Rs.100 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive PLC - (figures as per IFRS)

Jaguar Land Rover wholesales and retails for the quarter ended September 30, 2014 grew 2.0% and 7.9% respectively, over the corresponding period last year and stood at 103,975 units and 110,781 units respectively.

Revenues for the quarter ended September 30, 2014 of GBP 4,808 million, represented a growth of 4.2% over GBP 4,612 million in the corresponding quarter last year. EBITDA for the quarter ended September 30, 2014, stood at 19.4%. Operating profit (EBITDA) of GBP 933 million in the quarter, represented a growth of 15.3% over GBP 809 million in the corresponding quarter last year. Continued strong revenue and operating performance were driven by wholesale volume increase, richer product mix supported by the ongoing success of Range Rover Sport, Range Rover and Jaguar F-TYPE, robust market mix with strong sales in emerging markets. Profit before tax of GBP 609 million for the quarter ended September 30, 2014 was down 8.8% over the corresponding quarter last year (GBP 668 million in the corresponding quarter last year) due to unfavourable revaluation of foreign currency debt and unrealised hedges and higher depreciation and amortisation. Profit after tax for the quarter stood at GBP 450 million (GBP 507 million in the corresponding quarter last year).

Revenues for the for the half year ended September 30, 2014 of GBP 10,161 million, represented a growth of 16.7% over GBP 8,709 million in the corresponding period last year. Operating profit (EBITDA) of GBP 2,020 million for the half year, represented a growth of 38.7% over GBP 1,456 million in the corresponding period last year. The Profit before tax for the half year ended September 30, 2014 grew 41.6% over the corresponding period last year to GBP 1,533 million (GBP 1,083 million in the corresponding period last year). Profit after tax for the half year grew 40.9% over the corresponding period last year to GBP 1,143 million (GBP 811 million in the corresponding period last year).

Tata Daewoo Commercial Vehicles Co Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 232 billion and recorded a net profit of KRW 4.5 billion in the quarter ended September 30, 2014. Net revenue and net profit for the half year ended September 30, 2014 stood at KRW 454 billion and KRW 8.5 billion respectively.

Tata Motors Finance Ltd

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.703 crores and reported a Loss After Tax of Rs.33 crores the quarter ended September 30, 2014. Net revenue from operations and Loss After Tax for the half year ended September 30, 2014 stood at Rs.1,378 crores and Rs.132 crores respectively.

The Financial Results for the Quarter ended September 30, 2014, are enclosed

News Release – 2	November 14, 2014

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit of its associates for the Quarter and Six months ended September 30, 2014 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements / information of four subsidiaries included in the consolidated financial results, whose interim financial statements / information reflect total assets (net) of Rs. 65,817.30 crores as at September 30, 2014, total revenues of Rs. 50,530.44 crores and Rs. 1,06,281.89 crores for the Quarter and Six months ended September 30, 2014, and total profit after tax (net) of Rs. 5,292.45 crores and Rs. 12,067.37 crores for the Quarter and Six months ended September 30, 2014, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of profit after tax of Rs. 1.41crores and Rs. 4.35 crores for the Quarter and Six months ended September 30, 2014, as considered in the consolidated financial results, in respect of four associates, whose interim financial statements / information have not been reviewed by us. These interim financial statements / information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, jointly controlled entities and associates, is based solely on the reports of the other auditors.

4.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above and the possible effects of the matter described in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards specified under the Companies Act, 1956 (which are deemed to be applicable as per Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014) and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the Stock Exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Attention is invited to Note 6 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs. 651.21 crores (debit) (net of tax) and Rs. 1,566.71 crores (debit) (net of tax) for the Quarter and Six months ended September 30, 2014 have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results includes the interim financial statements / information of twenty three subsidiaries and one jointly controlled entity which have not been reviewed / audited by their auditors, whose interim financial statements / information reflect total assets (net) of Rs. 735.23 crores as at September 30, 2014, total revenue of Rs. 791.45 crores and Rs. 1,358.21 crores for the Quarter and Six months ended September 30, 2014, and total loss after tax (net) of Rs. 38.56 crores and Rs. 145.06 crores for the Quarter and Six months ended September 30, 2014, as considered in the consolidated financial results.

Our report is not qualified in respect of this matter.

7.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to investor complaints disclosed in Part II - Select Information for the Quarter and Six months ended September 30, 2014 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W- 100018)

B. P. Shroff

Partner

(Membership No. 34382)

MUMBAI, November 14, 2014

News Release — 3	Consolidated Financial Results	November 14, 2014

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I	(Rs. in crores	)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2014

Particulars				Quarter ended			Six months ended		Year ended March 31,
				September 30,	June 30,	September 30,	September 30,	September 30,
				2014	2014	2013	2014	2013	2014
				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales / Income from operations		60,956.08	64,856.98	56,648.06	125,813.06	104,476.03	234,469.87
		Less: Excise duty		792.09	706.24	961.19	1,498.33	2,027.25	3,792.77
		Net Sales / Income from operations		60,163.99	64,150.74	55,686.87	124,314.73	102,448.78	230,677.10
	(b)	Other operating income		400.21	532.09	1,179.90	932.30	1,214.46	2,156.56
		Total income from operations (net)		60,564.20	64,682.83	56,866.77	125,247.03	103,663.24	232,833.66
2		Expenses
	(a)	Cost of materials consumed		35,119.98	36,681.47	30,873.07	71,801.45	60,313.85	135,550.04
	(b)	Purchase of products for sale		3,467.02	2,896.47	3,435.19	6,363.49	5,781.14	10,876.95
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(1,619.29)	158.24	253.76	(1,461.05)	(2,689.22)	(2,840.58)
	(d)	Employee benefits expense		6,231.13	5,822.53	5,191.05	12,053.66	9,663.85	21,556.42
	(e)	Depreciation and amortisation		3,213.42	2,979.57	2,736.94	6,192.99	5,092.39	11,078.16
	(f)	Product development / Engineering expenses		743.11	598.03	637.83	1,341.14	1,171.97	2,565.21
	(g)	Other expenses		10,876.33	10,989.85	11,295.56	21,866.18	20,819.11	43,825.77
	(h)	Amount capitalised		(3,820.62)	(3,606.14)	(3,465.97)	(7,426.76)	(6,277.26)	(13,537.85)
		Total expenses		54,211.08	56,520.02	50,957.43	110,731.10	93,875.83	209,074.12
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		6,353.12	8,162.81	5,909.34	14,515.93	9,787.41	23,759.54
4		Other income		218.40	213.20	232.77	431.60	415.80	828.59
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		6,571.52	8,376.01	6,142.11	14,947.53	10,203.21	24,588.13
6		Finance costs		927.19	941.58	1,112.52	1,868.77	2,061.40	4,733.78
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		5,644.33	7,434.43	5,029.59	13,078.76	8,141.81	19,854.35
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		(26.53)	(94.02)	71.84	(120.55)	250.48	707.72
	(b)	Provision for costs associated with closure of operations and impairment of intangibles		—	—	202.00	—	202.00	224.16
	(c)	Employee separation cost		0.13	—	—	0.13	—	53.50
9		Profit from ordinary activities before tax (7 - 8)		5,670.73	7,528.45	4,755.75	13,199.18	7,689.33	18,868.97
10		Tax expense		2,363.91	2,115.05	1,194.02	4,478.96	2,359.56	4,764.79
11		Net profit from ordinary activities after tax (9 - 10)		3,306.82	5,413.40	3,561.73	8,720.22	5,329.77	14,104.18
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit for the period (11 + 12)		3,306.82	5,413.40	3,561.73	8,720.22	5,329.77	14,104.18
14		Share of profit / (loss) of associates (net)		3.46	4.81	(9.24)	8.27	(31.40)	(53.71)
15		Minority interest		(19.42)	(20.00)	(10.63)	(39.42)	(30.44)	(59.45)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		3,290.86	5,398.21	3,541.86	8,689.07	5,267.93	13,991.02
17		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	643.78	643.78	643.78	643.78
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							64,936.80
19		Earnings per share (EPS)
	A.	Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	10.21	16.76	10.99	26.98	16.40	43.51
	(b)	Diluted EPS before and after extraordinary items	Rs.	10.21	16.75	10.99	26.97	16.39	43.50
	B.	‘A’ Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	10.31	16.86	11.09	27.08	16.50	43.61
	(b)	Diluted EPS before and after extraordinary items	Rs.	10.31	16.85	11.09	27.07	16.49	43.60

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2014

Particulars			Quarter ended			Six months ended		Year ended March 31, 2014
			September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	121,54,82,367	121,54,82,372	125,68,79,872	121,54,82,367	125,68,79,872	121,54,82,372
	-	Percentage of shareholding (refer note 10)	44.42%	44.42%	45.93%	44.42%	45.93%	44.42%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,94,88,358	47,87,38,358	47,84,81,033	47,94,88,358	47,84,81,033	47,84,88,358
	-	Percentage of shareholding	99.49%	99.33%	99.28%	99.49%	99.28%	99.28%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	6,14,00,000	7,64,00,000	5,60,00,000	6,14,00,000	5,60,00,000	5,84,00,000
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	6.54%	8.13%	5.96%	6.54%	5.96%	6.22%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	2.24%	2.79%	2.05%	2.24%	2.05%	2.13%
	(b)	Non-encumbered
	-	Number of shares	87,81,56,205	86,31,56,205	88,35,56,205	87,81,56,205	88,35,56,205	88,11,56,205
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	93.46%	91.87%	94.04%	93.46%	94.04%	93.78%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	32.09%	31.54%	32.28%	32.09%	32.28%	32.20%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	24,78,587	32,28,587	34,78,587	24,78,587	34,78,587	34,78,587
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	0.51%	0.67%	0.72%	0.51%	0.72%	0.72%

		Particulars	Quarter ended September 30, 2014
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	6
		Received during the quarter	9
		Disposed off during the quarter	11
		Remaining unresolved at the end of the quarter	4

Notes:-

1)	Consolidated Statement of Assets and Liabilities:

(Rs. in crores)
	Particulars		As at September 30, 2014	As at March 31, 2014
			Unaudited	Audited
A	EQUITY AND LIABILITIES
1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	643.78
	(b)	Reserves and surplus	67,187.34	64,959.67

		Sub-total – Shareholders’ funds	67,831.12	65,603.45

2.	MINORITY INTEREST		423.92	420.65
3.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	47,996.39	45,258.61
	(b)	Deferred tax liabilities (Net)	2,501.25	1,572.33
	(c)	Other long-term liabilities	3,653.88	2,596.86
	(d)	Long-term provisions	14,231.19	12,190.29

		Sub-total – Non-current liabilities	68,382.71	61,618.09

4.	CURRENT LIABILITIES
	(a)	Short-term borrowings	12,777.28	9,695.86
	(b)	Trade payables	53,662.27	57,315.73
	(c)	Other current liabilities	19,589.93	17,373.86
	(d)	Short-term provisions	8,370.39	7,970.68

		Sub-total – Current liabilities	94,399.87	92,356.13

		TOTAL – EQUITY AND LIABILITIES	231,037.62	219,998.32

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	107,767.56	97,375.40
	(b)	Goodwill (on consolidation)	5,001.58	4,978.83
	(c)	Non-current investments	1,090.60	1,114.39
	(d)	Deferred tax assets (net)	3,079.02	2,347.08
	(e)	Long-term loans and advances	14,386.67	13,268.84
	(f)	Other non-current assets	3,080.67	5,068.45

		Sub-total – Non-current assets	134,406.10	124,152.99

2.	CURRENT ASSETS
	(a)	Current investments	12,138.08	9,572.28
	(b)	Inventories	29,306.94	27,270.89
	(c)	Trade receivables	9,995.98	10,574.23
	(d)	Cash and bank balances	30,587.97	29,711.79
	(e)	Short-term loans and advances	10,986.59	14,055.24
	(f)	Other current assets	3,615.96	4,660.90

		Sub-total – Current assets	96,631.52	95,845.33

		TOTAL – ASSETS	231,037.62	219,998.32

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 14, 2014.
3)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
4)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.

6)	During the quarter and six months ended September 30, 2014, an amount of Rs. 651.21 crores (net of tax) and Rs. 1,566.71 crores (net of tax) [Rs. 1,527.23 crores (net of tax) and Rs. 2,307.58 crores (net of tax) for the quarter and six months ended September 30, 2013] have been debited, to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.

7)	In terms of the proviso to clause 3 (i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company and its domestic group companies have decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.

8)	Subsequent to the quarter ended September 30, 2014,

a)	the Company has issued USD 500 million 4.625% Senior Unsecured Notes due 2020 and USD 250 million 5.750% Senior Unsecured Notes due 2024. The proceeds will be used to refinance existing External Commercial Borrowing (ECB) of the Company of USD 500 million, incur new capital expenditure and for general corporate purposes. The unamortised exchange loss (net) on revaluation and borrowing cost of existing ECB will be accounted when payment is made.

b)	Jaguar Land Rover Automotive Plc (JLR), an indirect subsidiary of the Company, issued USD 500 million 4.250% Senior Notes due 2019. The proceeds from the issue will be used for general corporate purposes, including support for the on-going growth and capital spending plan.

9)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)
		Quarter ended			Six months ended		Year ended March 31, 2014
	Particulars	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues:
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	11,146.50	9,898.38	10,728.01	21,044.88	21,891.91	41,299.44
	- Jaguar and Land Rover	49,160.72	54,425.97	45,795.00	103,586.69	81,159.97	190,378.50
	Less: Intra segment eliminations	(58.34)	(20.02)	(10.30)	(78.36)	(25.18)	(76.14)

	- Total	60,248.88	64,304.33	56,512.71	124,553.21	103,026.70	231,601.80
II.	Others	670.25	623.52	618.08	1,293.77	1,192.51	2,518.99

	Total segment revenue	60,919.13	64,927.85	57,130.79	125,846.98	104,219.21	234,120.79
	Less: Inter segment revenue	(354.93)	(245.02)	(264.02)	(599.95)	(555.97)	(1,287.13)

	Net income from operations	60,564.20	64,682.83	56,866.77	125,247.03	103,663.24	232,833.66

B.	Segment results before other income, finance costs, exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(434.27)	(598.87)	52.39	(1,033.14)	254.12	(966.93)
	- Jaguar and Land Rover	6,739.19	8,714.92	5,830.82	15,454.11	9,475.30	24,561.20
	Less: Intra segment eliminations	—	—	—	—	—	—

	- Total	6,304.92	8,116.05	5,883.21	14,420.97	9,729.42	23,594.27
II.	Others	85.44	80.09	47.23	165.53	99.62	282.66

	Total segment results	6,390.36	8,196.14	5,930.44	14,586.50	9,829.04	23,876.93
	Less: Inter segment eliminations	(37.24)	(33.33)	(21.10)	(70.57)	(41.63)	(117.39)

	Net segment results	6,353.12	8,162.81	5,909.34	14,515.93	9,787.41	23,759.54
	Add / (Less) : Other income	218.40	213.20	232.77	431.60	415.80	828.59
	Add / (Less) : Finance costs	(927.19)	(941.58)	(1,112.52)	(1,868.77)	(2,061.40)	(4,733.78)
	Add / (Less) : Exceptional items	26.40	94.02	(273.84)	120.42	(452.48)	(985.38)

	Total profit before tax	5,670.73	7,528.45	4,755.75	13,199.18	7,689.33	18,868.97

			As at June 30, 2014		As at September 30, 2014	As at September 30, 2013	As at March 31, 2014
			Unaudited		Unaudited	Unaudited	Audited
C.	Capital employed (segment assets less segment liabilities):
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		43,228.26		44,323.29	45,503.47	41,694.04
	- Jaguar and Land Rover		59,829.94		60,100.69	51,171.92	54,522.90
	Less: Intra segment eliminations		—		—	—	—

	- Total		103,058.20		104,423.98	96,675.39	96,216.94
II.	Others		1,264.27		1,390.59	1,337.72	1,312.05

	Total capital employed		104,322.47		105,814.57	98,013.11	97,528.99
	Less: Inter segment eliminations		(692.47)		(713.90)	(566.89)	(642.56)

	Net segment capital employed		103,630.00		105,100.67	97,446.22	96,886.43
	Add / (Less) : Unallocable assets / (liabilities) (net)		(31,448.95)		(37,269.55)	(42,189.91)	(31,282.98)

	Capital employed		72,181.05		67,831.12	55,256.31	65,603.45

10)	Public shareholding of Ordinary shares as on September 30, 2014 excludes 21.25% (19.74% as on September 30, 2013 and 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depositary shares.

11)	The Statutory Auditors have carried out limited review of the above results stated in Part I and notes thereto for the quarter and six months ended September 30, 2014.

Tata Motors Limited Cyrus P Mistry
Mumbai, November 14, 2014	Chairman

News Release — 4	November 14, 2014

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the quarter and six months ended September 30, 2014 (“the Statement”), being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II – Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting specified under the Companies Act, 1956 (which are deemed to be applicable as per Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014) and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)	gives a true and fair view in conformity with the accounting principles generally accepted in India of the net loss and other financial information of the Company for the quarter and six months ended September 30, 2014.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to the investor complaints disclosed in Part II – Select Information for the quarter and six months ended September 30, 2014 of the Statement, from the details furnished by the Management/Registrars.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No.34382)

MUMBAI, November 14, 2014

News Release — 5	Stand Alone Financial Results	November 14, 2014

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2014

Particulars				Quarter ended			Six months ended		Year ended
				September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
				2014	2014	2013	2014	2013	2014
(A)
1		Vehicle sales:(in Nos.) (includes traded vehicles)
		Commercial vehicles		80,724	75,039	1,01,902	1,55,763	2,08,862	377,909
		Passenger cars and Utility vehicles		32,407	25,346	35,411	57,753	71,366	141,846
		Exports		14,089	10,227	13,617	24,316	25,054	49,922

				1,27,220	1,10,612	1,50,930	2,37,832	3,05,282	569,677

2		Vehicle production:(in Nos.)
		Commercial vehicles		93,361	89,047	1,11,321	1,82,408	2,35,153	421,040
		Passenger cars and Utility vehicles		19,276	19,249	24,129	38,525	47,285	92,402

				1,12,637	1,08,296	1,35,450	2,20,933	2,82,438	513,442

				( Rs. in crores)			( Rs. in crores)
				Audited	Audited	Audited	Audited	Audited	Audited
(B)
1		Income from operations
	(a)	Sales / Income from operations		9,377.22	8,256.46	9,657.43	17,633.68	19,670.48	37,376.86
		Less: Excise duty		719.37	643.57	896.33	1,362.94	1,873.77	3,469.89
		Net sales / Income from operations		8,657.85	7,612.89	8,761.10	16,270.74	17,796.71	33,906.97
	(b)	Other operating income		91.77	91.87	107.35	183.64	176.24	381.14
		Total income from operations (net)		8,749.62	7,704.76	8,868.45	16,454.38	17,972.95	34,288.11
2		Expenses
	(a)	Cost of materials consumed		5,297.36	5,105.01	5,115.72	10,402.37	10,960.15	20,492.87
	(b)	Purchase of products for sale		1,474.94	1,138.25	1,422.88	2,613.19	2,615.03	5,049.82
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(128.28)	(541.80)	44.92	(670.08)	(381.21)	371.72
	(d)	Employee benefits expense		751.00	739.55	696.76	1,490.55	1,444.25	2,877.69
	(e)	Depreciation and amortisation		613.47	540.82	519.05	1,154.29	1,018.83	2,070.30
	(f)	Product development / Engineering expenses		119.92	79.60	96.25	199.52	197.57	428.74
	(g)	Other expenses		1,823.99	1,734.50	1,675.88	3,558.49	3,465.20	6,987.53
	(h)	Amount capitalised		(324.69)	(252.21)	(265.28)	(576.90)	(514.55)	(1,009.11)
		Total expenses		9,627.71	8,543.72	9,306.18	18,171.43	18,805.27	37,269.56
3		Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)		(878.09)	(838.96)	(437.73)	(1,717.05)	(832.32)	(2,981.45)
4		Other income
	(a)	Profit on sale of investment in subsidiary companies		—	—	—	—	—	1,966.12
	(b)	Others (refer note 4)		142.71	1,597.19	76.19	1,739.90	1,696.74	1,866.91
5		Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)		(735.38)	758.23	(361.54)	22.85	864.42	851.58
6		Finance costs		344.82	339.80	339.96	684.62	658.47	1,337.52
7		Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		(1,080.20)	418.43	(701.50)	(661.77)	205.95	(485.94)
8		Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		27.04	24.78	80.03	51.82	234.22	273.06
	(b)	Provision for loan given and costs associated with closure of operations of a subsidiary		—	—	202.00	—	202.00	202.00
	(c)	Diminution in the value of investments in a subsidiary		—	—	—	—	—	17.52
	(d)	Employee separation cost		0.13	—	—	0.13	—	47.28
9		Profit / (loss) from ordinary activities before tax (7 - 8)		(1,107.37)	393.65	(983.53)	(713.72)	(230.27)	(1,025.80)
10		Tax expense / (credit)		738.26	—	(180.00)	738.26	(130.00)	(1,360.32)
11		Net profit / (loss) from ordinary activities after tax (9 - 10)		(1,845.63)	393.65	(803.53)	(1,451.98)	(100.27)	334.52
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit / (loss) for the period (11 + 12)		(1,845.63)	393.65	(803.53)	(1,451.98)	(100.27)	334.52
14		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	643.78	643.78	643.78	643.78
15		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							18,510.00
16		Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	(5.73)	1.21	(2.50)	(4.51)	(0.31)	1.03
	(b)	Diluted EPS before and after extraordinary items	Rs.	(5.73)	1.21	(2.50)	(4.51)	(0.31)	1.03
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	(5.73)	1.31	(2.50)	(4.51)	(0.31)	1.13
	(b)	Diluted EPS before and after extraordinary items	Rs.	(5.73)	1.31	(2.50)	(4.51)	(0.31)	1.13

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

17		Debt service coverage ratio (no. of times) (refer note 9 (a))					(0.82)	0.05	(0.11)
18		Interest service coverage ratio (no. of times) (refer note 9 (b))					(1.22)	0.23	(0.76)

PART II

SELECT INFORMATION FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2014

Particulars			Quarter ended			Six months ended		Year ended March 31, 2014
			September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	121,54,82,367	121,54,82,372	125,68,79,872	121,54,82,367	125,68,79,872	121,54,82,372
	-	Percentage of shareholding (refer Note 11)	44.42%	44.42%	45.93%	44.42%	45.93%	44.42%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,94,88,358	47,87,38,358	47,84,81,033	47,94,88,358	47,84,81,033	47,84,88,358
	-	Percentage of shareholding	99.49%	99.33%	99.28%	99.49%	99.28%	99.28%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	6,14,00,000	7,64,00,000	5,60,00,000	6,14,00,000	5,60,00,000	5,84,00,000
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	6.54%	8.13%	5.96%	6.54%	5.96%	6.22%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	2.24%	2.79%	2.05%	2.24%	2.05%	2.13%
	(b)	Non-encumbered
	-	Number of shares	87,81,56,205	86,31,56,205	88,35,56,205	87,81,56,205	88,35,56,205	88,11,56,205
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	93.46%	91.87%	94.04%	93.46%	94.04%	93.78%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	32.09%	31.54%	32.28%	32.09%	32.28%	32.20%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	24,78,587	32,28,587	34,78,587	24,78,587	34,78,587	34,78,587
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	0.51%	0.67%	0.72%	0.51%	0.72%	0.72%

		Particulars	Quarter ended September 30, 2014
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	6
		Received during the quarter	9
		Disposed off during the quarter	11
		Remaining unresolved at the end of the quarter	4

Notes:-

1)	Standalone Statement of Assets and Liabilities:

				(Rs. in crores)
			As at
		Particulars	September 30, 2014	March 31, 2014
			Audited	Audited
A	EQUITY AND LIABILITIES
1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	643.78
	(b)	Reserves and surplus	17,165.89	18,532.87

		Sub-total – Shareholders’ funds	17,809.67	19,176.65

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	9,809.28	9,746.45
	(b)	Deferred tax liabilities (net)	—	43.11
	(c)	Other long-term liabilities	1,183.55	1,155.48
	(d)	Long-term provisions	1,532.05	815.20

		Sub-total – Non-current liabilities	12,524.88	11,760.24

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	7,237.21	4,769.08
	(b)	Trade payables	8,813.79	9,672.36
	(c)	Other current liabilities	2,952.74	2,463.18
	(d)	Short-term provisions	1,176.28	1,892.91

		Sub-total – Current liabilities	20,180.02	18,797.53

		TOTAL – EQUITY AND LIABILITIES	50,514.57	49,734.42

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	22,260.54	21,595.64
	(b)	Non-current investments	16,773.89	18,357.57
	(c)	Long-term loans and advances	2,330.53	2,918.30
	(d)	Other non-current assets	160.41	123.85

		Sub-total – Non-current assets	41,525.37	42,995.36

2.	CURRENT ASSETS
	(a)	Current investments	1,000.36	100.85
	(b)	Inventories	4,754.00	3,862.53
	(c)	Trade receivables	1,340.35	1,216.70
	(d)	Cash and bank balances	332.65	226.15
	(e)	Short-term loans and advances	1,406.23	1,223.77
	(f)	Other current assets	155.61	109.06

		Sub-total – Current assets	8,989.20	6,739.06

		TOTAL – ASSETS	50,514.57	49,734.42

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 14, 2014.
3)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.
4)	Other income for the quarter and six months ended September 30, 2014 include dividend from subsidiary companies of Rs.74.76 crores and Rs.1,623.41 crores, respectively (Rs.9.59 crores and Rs.1,546.71 crores for the quarter and six months ended September 30, 2013, respectively).
5)	In terms of the proviso to clause 3(i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company has decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.
6)	During the six months ended September 30, 2014, TML Holdings Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, bought back 3,50,00,000 Equity Shares of USD 1 each at premium of USD 6.99 each. The consideration of Rs.1,658.24 crores has been credited to investments.
7)	Subsequent to the quarter ended September 30, 2014, the Company has
(a)	issued USD 500 million 4.625% Senior Unsecured Notes due 2020 and USD 250 million 5.750% Senior Unsecured Notes due 2024. The proceeds will be used to refinance existing External Commercial Borrowing (ECB) of the Company of USD 500 million, incur new capital expenditure and for general corporate purposes. The unamortised exchange loss (net) on revaluation and borrowing cost of existing ECB will be accounted when payment is made.
(b)	divested its existing investments in a foreign subsidiary company, PT Tata Motors Indonesia of Rs.132.17 crores to TMLH.
8)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

9)	(a)	Debt Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans*) / (Interest on long-term loans* + Repayment of long-term loans* during the period)
(b)

Interest Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans*) / Interest on long-term loans *

* For the purpose of calculation, loans having original maturity of more than 360 days are considered as Long-term loans

10)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
11)	Public shareholding of Ordinary shares as on September 30, 2014 excludes 21.25% (19.74% as on September 30, 2013 and 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depository shares.
12)	The Statutory Auditors have carried out an audit of the above results stated in Part I(B).

Tata Motors Limited

Cyrus P Mistry
Mumbai, November 14, 2014	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.